# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WW INTERNATIONAL, INC., CIK 0000105319
CUSIP: 98262P200
Title of class of securities: Common stock, no par value
Address of issuer's principal executive offices: 18 WEST 18TH STREET, 7TH FLOOR, NEW YORK, New York (NY), 10011
Date of event which requires filing of this statement: 08/26/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-26-001366
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 745,262; shared voting power 0; sole dispositive power 745,262; shared dispositive power 0; aggregate amount beneficially owned 745,262 (7.45% of the class)
  Comment: The Reporting Person is voluntarily filing this Amendment No. 1 to Schedule 13G in advance of the deadline required by Rule 13d-1(b)(2) under the Exchange Act in order to update the Reporting Person's beneficial ownership information.

## Item 1. Issuer
Name of issuer: WW INTERNATIONAL, INC.
Address of issuer's principal executive offices: 18 WEST 18TH STREET, 7TH FLOOR, NEW YORK, NY 10011

## Item 2. Person Filing
Name of person filing: Jorey Chernett (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Citizenship: US.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on August 26, 2026, the Reporting Person beneficially owned 745,262 shares of Common Stock, no par value, of the Issuer (the "Shares").
Percent of class:
The aggregate percentage of Shares owned by the Reporting Person is based upon 9,998,760 of the Issuer's shares of Common Stock outstanding as of July 30, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

As of the close of business on August 26, 2026, the Reporting Person may be deemed to beneficially own 7.45% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (08/26/2026)